                                                                   EXHIBIT 99.e.

                                    FORM F-4
                              AMENDED AND RESTATED

                                 UNITED STATES
                     FEDERAL DEPOSIT INSURANCE CORPORATION
                            WASHINGTON, D.C.  20429
(Mark One)

[X] QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended JUNE 30, 1993
                               -------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to __________
FDIC insurance certificate number:17056-9
                                  -------


                                  LIBERTY BANK
             (exact name of registrant as specified in its charter)

     HAWAII                                      99-0046430
     ------                                      ----------
(State or other jurisdiction                   (I.R.S. Employer
of incorporation or organization)             Identification No.)


                 99 NORTH KING STREET, HONOLULU, HAWAII  96817
                 ---------------------------------------------
                    (Address of principal executive offices)


                                 (808) 548-5000
                                 --------------
              (Registrant's telephone number, including area code)


                                      NONE
                                      ----
   (Former name, former address and former fiscal year, if changed since last report)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes  X   No
                                    --     ---

     Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                         COMMON STOCK, $5.00 PAR VALUE
                775,890 SHARES OUTSTANDING AS OF AUGUST 1, 1993

                    THIS REPORT INCLUDES A TOTAL OF 27 PAGES
                                                    --
                        THE EXHIBIT INDEX IS AT PAGE 26
                                                     --
           (Sequential numbering appears in the middle of each page)

                                     INDEX
                                 LIBERTY BANK

 PART I - FINANCIAL INFORMATION
 ------------------------------

 Item 1. Financial Statements                                            Page
                                                                         ----

      Unaudited Consolidated Balance Sheets -
      June 30, 1993 and December 31, 1992................................  3

      Unaudited Consolidated Statements of Income -
      Three Months and Six Months Ended
      June 30, 1993 and 1992.............................................  4

      Unaudited Consolidated Statements of
      Shareholders' Equity - Three Months and Six
      Months Ended June 30, 1993 and 1992................................  5

      Unaudited Consolidated Statements of Cash Flows-
      Three Months and Six Months Ended
      June 30, 1993 and 1992.............................................  6

      Notes to Unaudited Consolidated Financial
      Statements - June 30, 1993.........................................  7

 Item 2. Management's Discussion and Analysis of
      Financial Condition and Results of
      Operations......................................................... 11


 PART II - OTHER INFORMATION
 ---------------------------

 Item 6.  Exhibits and Reports on Form F-3............................... 26


 SIGNATURES.............................................................. 27
 ----------

                                 LIBERTY BANK
                     UNAUDITED CONSOLIDATED BALANCE SHEETS

                                                  June 30,       December 31,
                                                    1993             1992
                                               ---------------------------------
                                               (In thousands, except share data)
Assets
  Cash and due from banks                         $ 18,254         $ 18,925
  Interest bearing deposits in other banks          15,374            2,482
  Federal funds sold                                     -            9,500
                                                  --------         --------
        Cash and cash equivalents                   33,628           30,907

  Investment securities:
    Trading portfolio, at market                     3,484            3,900
    Held to maturity (market value $30,769
     in 1993 and $50,468 in 1992)                   30,387           50,146
                                                  --------         --------
        Total investment securities                 33,871           54,046

  Loans                                            225,331          235,384
  Allowance for possible credit losses              (4,355)          (4,178)
                                                  --------         --------
        Net loans                                  220,976          231,206
  Premises and equipment, net                        3,642            3,834
  OREO                                               1,051              701
  Accrued interest receivable                        1,494            1,811
  Other assets                                       4,908            3,363
                                                  --------         --------
        Total assets                              $299,570         $325,868
                                                  ========         ========
Liabilities and Shareholders' Equity
Liabilities
  Deposits:
      Noninterest bearing transaction
       accounts                                   $ 54,693         $ 60,700
      Interest bearing transaction and
       savings accounts                            132,867          132,456
      Certificates of deposit, $100,000 or
       over                                         31,722           35,409
      Other time deposits                           46,559           49,156
                                                  --------         --------
        Total deposits                             265,841          277,721
  Federal Home Loan Bank advances                   10,772           23,805
  Capital notes                                          -            1,000
  Accrued interest payable                             652            1,060
  Liability on acceptances                             343              334
  Other liabilities                                  2,568            2,718
                                                  --------         --------
        Total liabilities                          280,176          306,638

Shareholders' Equity
  Preferred stock, $25 par value; authorized
      1,000,000 shares, none issued                      -                -
  Common stock, $5 par value, authorized
      2,000,000 shares, issued and
       outstanding
      775,890 shares in 1993 and 1992                3,879            3,879
  Surplus                                           11,001           11,001
  Retained earnings                                  4,514            4,350
                                                  --------         --------
        Total shareholders' equity                  19,394           19,230
                                                  --------         --------

        Total liabilities and shareholders'
         equity                                   $299,570         $325,868
                                                  ========         ========

See notes to unaudited consolidated financial statements

                              LIBERTY BANK
                UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

                                        Three Months Ended   Six Months Ended
                                             June 30,             June 30,
                                         1993       1992      1993      1992
                                        -------    -------   -------   -------
                                         (In Thousands, Except Per Share Data)
Interest income
  Loans, including fees                  $4,423     $5,203   $ 8,959   $10,358
  Investment securities                     479        760     1,153     1,634
  Deposits in other banks                    25         15        25        15
  Federal funds sold and other               43         62        81       106
                                         ------     ------   -------   -------
    Total interest income                 4,970      6,040    10,218    12,113

Interest expense
  Deposits                                1,742      2,510     3,593     5,312
  Other                                     198         91       612       154
                                         ------     ------   -------   -------
    Total interest expense                1,940      2,601     4,205     5,466
                                         ------     ------   -------   -------
  Net interest income                     3,030      3,439     6,013     6,647

  Provision for possible credit
   losses                                    90         75       180       150
                                         ------     ------   -------   -------
    Net interest income after
     provision for possible credit
     losses                               2,940      3,364     5,833     6,497

Other income
  Service charges                           616        685     1,238     1,337
  Gain (loss) on sale of securities          (4)         0       227         0
  Other                                     287        132       568       290
                                         ------     ------   -------   -------
    Total other income                      899        817     2,033     1,627

Other expenses
  Salaries and employee benefits          1,824      1,836     3,777     3,795
  Occupancy and maintenance                 733        737     1,426     1,481
  Other                                   1,128      1,334     3,083     2,751
                                         ------     ------   -------   -------
    Total other expenses                  3,685      3,907     8,286     8,027

Income (loss) before income taxes
 and cumulative effect of change
 in accounting principle                    154        274      (420)       97
Provision (credit) for income taxes          19         75      (115)       22
                                         ------     ------   -------   -------
Income (loss) before cumulative
 effect of change in accounting
 principle                                  135        199      (305)       75
Cumulative effect of change in
 accounting principle                         -          -       469         -
                                         ------     ------   -------   -------
     Net income                          $  135     $  199   $   164   $    75
                                         ------     ------   -------   -------

Earnings (loss) per share
Income (loss) before cumulative
 effect of change in accounting
 principle                               $ 0.17     $ 0.26   $ (0.39)  $  0.10
Cumulative effect of change in
 accounting principle                      0.00       0.00      0.60      0.00
                                         ------     ------   -------   -------
     Net income per share                $ 0.17     $ 0.26   $  0.21   $  0.10
                                         ------     ------   -------   -------

Weighted average shares outstanding     775,890    775,811   775,890   775,582
                                        -------    -------   -------   -------

See notes to unaudited consolidated financial statements

                              LIBERTY BANK
         UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                              Number    Common             Retained
                                             of Shares   Stock    Surplus  Earnings  Total
                                             ---------  -------   -------  --------  -------
                                                    (In thousands, except share data)

Balance at December 31, 1991                  775,353   $ 3,877   $10,990  $ 5,727   $20,594
Net loss                                                                      (124)     (124)
                                              -------   -------   -------  -------   -------

Balance at March 31, 1992                     775,353     3,877    10,990    5,603    20,470
Sale of common stock                              537         2        11        -        13
Net income                                                                     199       199
Cash dividend                                                                 (155)     (155)
                                              -------   -------   -------  -------   -------

Balance at June 30, 1992                      775,890     3,879    11,001    5,647    20,527
Net loss                                                                    (1,297)   (1,297)
                                              -------   -------   -------  -------   -------

Balance at December 31, 1992                  775,890     3,879    11,001    4,350    19,230
Net income                                                                      29        29
                                              -------   -------   -------  -------   -------

Balance at March 31, 1993                     775,890     3,879    11,001    4,379    19,259
Net income                                                                     135       135
                                              -------   -------   -------  -------   -------

Balance at June 30, 1993                      775,890   $ 3,879   $11,001  $ 4,514   $19,394
                                              =======   =======   =======  =======   =======

See notes to unaudited consolidated financial statements

                              LIBERTY BANK
              UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                        Three Months Ended    Six Months Ended
                                              June 30,            June 30,
                                        -------------------   ----------------
                                          1993      1992       1993      1992
                                         ------    ------     ------    ------
                                       (In thousands, except per share data)
Operating activities
  Net income                           $   135   $    199   $    164   $     75
  Adjustments to reconcile net
    income to net cash provided by
    (used in) operating activities:
      Provision for possible
       credit losses                        90         75        180        150
      Depreciation and amortization        158        172        324        347
      Loss (gain) on sales of
       investment securities                 4          -       (227)         -
      Loss (gain) on sales of loans        (25)        35        (91)        36
      Unrealized gains on trading
       portfolio                          (120)         -       (120)         -
      Decrease in accrued interest
       receivable                          224        254        317        209
      Decrease in accrued interest
       payable                            (203)       (57)      (409)      (451)
      Decrease (increase) in other
       assets                            1,416       (518)    (1,895)       (74)
      Decrease in other liabilities       (781)      (284)      (141)      (747)
                                       -------   --------   --------   --------
        Net cash provided by (used
         in) operating activities          898       (124)    (1,898)      (455)

Investing activities
  Proceeds from sales of
   investment securities                 9,819          -     18,908          -
  Proceeds from maturities of
   investment securities                   545      9,504      5,029     14,643
  Purchases of investment
   securities                           (1,254)   (12,057)    (3,413)   (14,324)
  (Increase) decrease in loans,
   excluding loan participations
   and mortgages sold                    1,177    (11,917)     4,933    (17,779)
  Loan participations purchased           (527)       (41)      (550)    (1,719)
  Proceeds from sales of mortgage
   loans                                 3,129      7,072      5,758      7,072
  Purchase of premises and
   equipment                               (69)       (56)      (132)      (193)
                                       -------   --------   --------   --------
        Net cash provided by (used
         in) investing activities       12,820     (7,495)    30,533    (12,300)

Financing activities
  Increase (decrease) in deposits          107     (5,977)   (11,881)       (51)
  Decrease in fed funds purchased       (4,100)         -          -          -
  Principal payments on capital
   notes                                (1,000)         -     (1,000)         -
  Increase (decrease) in long-term
   debt                                   (183)    17,494    (13,033)    17,494
  Stock options exercised                    -         14          -         14
  Dividends paid                             -       (155)         -       (155)
                                       -------   --------   --------   --------
        Net cash provided by (used
         in) financing activities       (5,176)    11,376    (25,914)    17,302
                                       -------   --------   --------   --------

Increase in cash and cash
 equivalents                             8,542      3,757      2,721     4,547
Cash and cash equivalents at
 beginning of period                    25,086     29,024     30,907     28,234
                                       -------   --------   --------   --------

        Cash and cash equivalents
         at end of period              $33,628   $ 32,781   $ 33,628   $ 32,781
                                       =======   ========   ========   ========
- -------------------------------------------------------------------------------
Supplemental cash flow information
  Interest received                    $ 5,130   $  6,311   $ 10,472   $ 12,361
  Interest paid                          2,144      2,687      4,591      5,896
  Income taxes paid                          -         52         11        122
  Transfer of loans to other real
   estate                                  350          -          -          -
- -------------------------------------------------------------------------------

See notes to unaudited consolidated financial statements

                                  LIBERTY BANK
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements include the accounts of Liberty Bank ("Liberty" or the "Bank") and its wholly-owned subsidiary Liberty Properties, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

These unaudited financial statements have been prepared in accordance with generally accepted accounting principles on a basis consistent with the audited financial statements included in Liberty's Annual Report on Form F-2 for the year ended December 31, 1992. They do not, however, include all information and footnotes required by generally accepted accounting principles and should therefore be read in conjunction with Liberty's Annual Report on Form F-2. In the opinion of management, the unaudited interim financial statements reflect all adjustments (of a normal, recurring nature) necessary for a fair statement of the results for the interim periods presented. Operating results for the interim periods presented are not necessarily indicative of the results for the year as a whole.


Certain reclassifications have been made to 1992 balances to conform to the 1993 presentation shown.



NOTE 2 - INVESTMENT SECURITIES

In May 1993 the Financial Accounting Standards Board adopted SFAS No. 115 entitled "Accounting for Certain Investments in Debt and Equity Securities." Such Statement will be effective for fiscal years beginning after December 15, 1993 and, among other things, will require that certain investments in debt and equity securities be classified under three categories: held to maturity; trading securities; and securities available for sale. Securities classified as held to maturity are to be reported at amortized cost; securities classified as trading securities are to be reported at fair value with unrealized gains and losses included in earnings; and securities classified as available for sale are to be reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. Liberty does classify certain investment securities as "Trading". Liberty has not adopted SFAS No. 115. However, the impact of its adoption on stockholders' equity at June 30, 1993 would not have been significant.

                                 LIBERTY BANK
             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - INVESTMENT SECURITIES (CONT'D)

A comparison of the amortized cost and approximate fair value of Liberty's Trading Portfolio at June 30, 1993 and December 31, 1992 follows:


                                     June 30, 1993           December 31, 1992
                                  -------------------      --------------------
                                  Amortized      Fair      Amortized      Fair
                                     Cost       Value         Cost        Value
                                  ---------    ------      ---------     ------
                                                 (In thousands)
U.S. Treasury securities           $    -      $    -        $    -      $    -
U.S. Government agencies                -           -             -           -
U.S. Government agency
  mortgage-backed securities        3,364       3,484         3,900       3,900
States of U.S. and
  political subdivisions                -           -             -           -
Federal Home Loan Bank
  stock                                 -           -             -           -
                                   ------      ------        ------      ------
     Total                         $3,364      $3,484        $3,900      $3,900
                                   ======      ======        ======      ======


A comparison of the amortized cost and approximate fair value of Securities Held to Maturity at June 30, 1993 and December 31, 1992 follows:


                                     June 30, 1993           December 31, 1992
                                  -------------------     ---------------------
                                  Amortized     Fair      Amortized     Fair
                                     Cost       Value        Cost       Value
                                  ---------   -------     ---------    --------
                                                 (In thousands)
U.S. Treasury securities           $ 8,108    $ 8,239      $13,204     $13,303
U.S. Government agencies             8,930      9,051       12,904      12,872
U.S. Government agency
  mortgage-backed securities        10,249     10,309       18,228      18,267
States of U.S. and
  political subdivisions               772        842        3,644       3,860
Federal Home Loan Bank
  stock                              2,328      2,328        2,166       2,166
                                   -------    -------      -------     -------
     Total                         $30,387    $30,769      $50,146     $50,468
                                   =======    =======      =======     =======

NOTE 3 - LOANS

In May 1993, the Financial Accounting Standards Board adopted SFAS No. 114 entitled "Accounting by Creditors for Impairment of a Loan". The Statement requires that impaired loans, as defined, be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Liberty has not adopted this Statement. However, the financial statement impact of adopting this Statement at June 30, 1993 would not have been material.

                                 LIBERTY BANK
             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - LOANS (CONT'D)

Loans consisted of the following as of the indicated dates:

                               June 30,   December 31,
                                 1993         1992
                               ---------  ------------
                                   (In thousands)
Commercial, financial and
 agricultural                  $ 48,043       $ 50,320
Real estate - construction          360            350
Real estate - mortgage          167,208        171,825
Installment                      10,219         13,418
Other                               286            196
                               --------       --------

Gross Loans                    $226,116       $236,109
Less: Unearned Income               785            724
                               --------       --------

  Total Loans                  $225,331       $235,385
                               ========       ========

NOTE 4 - FEDERAL HOME LOAN BANK ADVANCES

At June 30, 1993 Liberty had a Blanket Pledge Agreement with the Federal Home Loan Bank of Seattle. The agreement allows the Bank a line of credit equal to 10% of the Bank's assets. The Blanket Pledge Agreement requires the Bank to maintain qualifying loans or collateral, as defined in the agreement, of at least 120% of advances. At June 30, 1993 the Bank's total available credit was approximately $30,000,000, of which $10,772,000 was utilized. At December 31, 1992 the Bank's total available credit was approximately $32,000,000, of which $23,805,000 was utilized.

The weighted average rate of the outstanding advances was 6.3% at June 30, 1993 and 6.85% at December 31, 1992. Maturities of the borrowings at June 30, 1993 vary from June 1994 through June 1998. The balance at January 31, 1993 was $23,585,000, which represented the highest month end balance during the year.

During the end of the first quarter of 1993, the Bank prepaid approximately $12,000,000 of the outstanding balance on these borrowings in order to reduce interest expense and lessen the Bank's exposure to interest rate risk. The Bank paid a prepayment penalty of $499,000 in association with this balance sheet restructuring. This prepayment penalty is included in other expenses for the six months ended June 30, 1993.

                                 LIBERTY BANK
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - CAPITAL NOTE

During June 1993, the Bank prepaid the $1,000,000 non-convertible 11.5% capital note to the State of Hawaii Employees' Retirement System. The original maturity of this note was September of 1998. There were no penalties associated with prepayment of this debt. The note was subordinated to the claims of the depositors and certain other creditors of the Bank.


NOTE 6 - INCOME TAXES

Effective for the quarter ending March 31, 1993, Liberty revised its income tax accounting policy by adopting FASB Statement No. 109, "Accounting for Income Taxes". SFAS No. 109 replaces the income statement orientation inherent in the previous income tax accounting policy with a balance sheet approach. SFAS No. 109 allowed Liberty to recognize the consequences of certain deferred timing differences in the year of adoption which would have otherwise been recognized in future periods. Liberty has opted for not restating prior periods to reflect the impact of the adoption of this Statement. Accordingly, net income for the six months ended June 30, 1993 reflects an increase of $469,000; comprising the cumulative effect which this change in accounting method would have had on prior years income had the Statement been previously adopted.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW-RESULTS OF OPERATIONS

Liberty Bank's ("Liberty" or the "Bank") net income for the three and six months ended June 30, 1993 totaled $135,000 ($.17 per share), and $164,000 ($.21 per share), respectively. This represented a decline in net income by $64,000 (32.2%), or $.08 per share, for the first quarter of 1993, and an increase in net income by $89,000 (118.7%), or $.11 per share, for the six months ended June 30, 1993, when compared to the corresponding periods of 1992. But for the cumulative effect of the implementation at January 1, 1993 of SFAS 109 "Accounting for Income Taxes", which resulted in a credit of $469,000, the Bank would have shown a loss on operations during the six months ended June 30, 1993 of $305,000 ($.39 per share), a decline of $380,000 (506.7%) from the corresponding period of 1992.

The primary factors which contributed to the decline in earnings on ongoing operations during 1993 were: an overall decrease in net interest income resulting from a decrease in average outstanding interest-earning assets coupled with a decline in Liberty's net interest margin (i.e. net interest income divided by average interest-earning assets); and an approximate $499,000 charge to other expenses associated with a prepayment penalty on the retirement of borrowings from the Federal Home Loan Bank. As noted above, the effect of those items was partially offset by the cumulative effect at January 1, 1993 of adopting SFAS No. 109, "Accounting for Income Taxes".


NET INTEREST INCOME

Liberty's primary source of revenue is net interest income, representing the difference between the interest earned on interest-earning assets and interest paid on interest-bearing liabilities. The change in the level of interest income is affected by changes in the volume of and the yields earned on interest-earning assets. Interest expense is a function of the volume of and rates paid on interest-bearing liabilities. Net interest income before the provision for possible credit losses decreased $409,000 (11.9%) and $634,000 (9.5%) for the three and six month periods ended June 30, 1993, compared to the respective periods in 1992. The decrease in net interest income for the three months ended June 30, 1993 was comprised of a decline of $1,070,000 (17.7%) in total interest income, which was partially offset by a decline of $661,000 (25.4%) in total interest expense. The Bank's net interest margin decreased to 4.54% for the three months ended June 30, 1993 from 4.84% during the same period in 1992. The net interest margin declined principally because average interest-earning assets declined by $17,415,000 (6.1%) while average interest-bearing liabilities declined by only $11,400,000 (4.8%) from the same period in 1992. Additionally, the yield on average interest-earning assets declined by 105 basis points, while the cost of funds on interest-bearing liabilities declined by only 95 basis points.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NET INTEREST INCOME (CONT'D)


The decrease in net interest income for the six months ended June 30, 1993 was comprised of a decline of $1,895,000 (15.6%) in total interest income, which was partially offset by a decline in total interest expense of $1,261,000 (23.1%). The Bank's net interest margin decreased to 4.42% in 1993 from 4.77% during the comparable period of 1992. This decrease principally resulted from the decline in average interest-earning assets by $6,930,000 (2.5%) during the period compared to a decline by only $2,132,000 (.9%) in average interest-bearing liabilities during the same period of 1992. There was a decline in the yield on interest-earning assets during the period by 1.18%, however, this decline was closely matched by a decline in the cost of interest-bearing liabilities of 1.05%.


Following is a summary analysis of the changes in interest income and interest expense for the comparable three and six month periods ended June 30, 1993. This analysis, by major earning category, defines the changes in net interest income which resulted from changes in the volume of interest-earning assets and interest-bearing liabilities, and those changes resulting from changes in rates earned on interest-earning assets and rates paid on interest-bearing liabilities.


                     NET INTEREST INCOME VARIANCE ANALYSIS
                    THREE AND SIX MONTHS ENDED JUNE 30, 1993

                                          Three Months Ended                   Six Months Ended
                                      ----------------------------       ----------------------------
                                            Amount of change resulting from the changes in:
                                      Volume      Rate      Total        Volume     Rate      Total
                                      ------     ------     ------       ------   --------   --------
                                                       (Dollars in thousands)
Interest earned on (1):
    Loans                             ($227)     ($553)     ($780)       ($209)   ($1,190)   ($1,399)
    Investment securities (2)          (149)      (132)      (281)        (134)      (347)      (481)
    Deposits in other banks              19         (9)         10          18         (8)         10
    Federal funds sold                  (16)        (3)       (19)          (9)       (16)       (25)
                                      ------     ------     ------       ------   --------   --------
             Total                     (373)      (697)    (1,070)        (334)    (1,561)    (1,895)

Interest paid on (1):
    Savings and interest-bearing
      transaction accounts               (9)      (357)      (366)           8       (797)      (789)
    Certificates of deposit,
      under $100,000                    (60)      (137)      (197)        (157)      (320)      (477)
    Certificates of deposit,
      $100,000 or more                 (103)      (102)      (205)        (190)      (263)      (453)
    Other borrowed funds                100          7        107          468        (10)       458
                                      ------     ------     ------       ------   --------   --------
             Total                      (72)      (589)      (661)         129     (1,390)    (1,261)
                                      ------     ------     ------       ------   --------   --------
Net interest income                   ($301)     ($108)     ($409)       ($463)     ($171)     ($634)
                                      ======     ======     ======       ======   ========   ========

(1) A change due both to volume and rate has been allocated to the change in volume and rate inproportion to the relationship of the dollar amount of the change in each.

(2) Changes calculated on nontaxable securities have not considered tax equivalent effects.

                       MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following table presents for the periods indicated the distribution of average assets, liabilities and shareholders' equity as well as the total dollar amount of interest income from average interest-earning assets and resultant yields, and the dollar amounts of interest expense and average interest-bearing liabilities, expressed both in dollars and in rates.

                                                                   Three Months Ended June 30,
                                              ----------------------------------------------------------------------
                                                              1993                               1992
                                              ----------------------------------   ---------------------------------
                                              Average        Yield/                Average        Yield/
                                              Balance         Rate      Interest   Balance         Rate     Interest
                                              -------        ------     --------   -------        ------    --------
                                                                     (Dollars in thousands)
Assets:
Interest-earning assets:
    Loans(1)                                  $221,948        7.99%      $4,423    $233,351        8.94%     $5,203
    Investment securities(2)                    32,986        5.82%         479      42,239        7.05%        760
    Interest bearing deposits in other banks     7,819        1.28%          25       1,747        3.44%         15
    Federal funds sold                           4,779        3.61%          43       6,610        3.76%         62
                                              --------                  -------    --------                  ------
        Total interest-earning assets          267,532        7.45%       4,970     284,947        8.50%      6,040

Allowance for possible credit losses            (4,269)                              (3,327)
Nonearning assets:
    Cash and due from banks                     19,075                               20,036
    Nonaccrual loans                             6,973                                5,478
    Premises and equipment, net                  3,684                                3,779
    Other assets                                 7,155                                7,087
                                              --------                             --------
        Total average assets                  $300,150                             $318,000
                                              ========                             ========

Liabilities and Shareholders' Equity:
Interest-bearing liabilities:
    Savings and interest-bearing
        transaction accounts                  $133,868        2.65%      $  886    $135,165        3.72%     $1,252
    Certificates of deposit, under $100,000     49,545        4.83%         596      54,439        5.84%        793
    Certificates of deposit, $100,000 or over   30,454        3.42%         260      42,253        4.41%        465
    Federal funds purchased                        480        2.51%           3         116        3.46%          1
    Other borrowings                            12,524        6.25%         195       6,298        5.73%         90
                                              --------                   ------    --------                  ------
        Total interest-bearing liabilities     226,871        3.43%       1,940     238,271        4.38%      2,601

Noninterest-bearing liabilities:
    Transaction accounts                        52,875                               56,507
    Other liabilities                            1,105                                2,688
                                              --------                             --------
        Total liabilities                      280,851                              297,466

Shareholders' equity:
    Common stock                                 3,879                                3,879
    Surplus                                     11,001                               10,996
    Retained earnings                            4,419                                5,659
                                              --------                             --------
        Total shareholders equity               19,299                               20,534
                                              --------                             --------

        Total liabilities and
        shareholders' equity                  $300,150                             $318,000
                                              ========                             ========

Net interest income                                                      $3,030                              $3,439
                                                                         ======                              ======
Interest income as a percentage
    of average earning assets                                 7.45%      $4,970                    8.50%     $6,040
Interest expense as a perentage
    of average earning assets                                 2.91%       1,940                    3.66%      2,601
                                                                         ------                              ------

Net interest margin                                           4.54%      $3,030                    4.84%     $3,439
                                                                         ======                              ======

(1) Amount includes nonaccrual loans.
(2) Applicable nontaxable securities yields have not been calculated on a taxable-equivalent basis because they are not significant.

                       MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table presents for the periods indicated the distribution of average assets, liabilities and shareholders' equity as well as the total dollar amount of interest income from average interest-earning assets and resultant yields, and the dollar amounts of interest expense and average interest-bearing liabilities, expressed both in dollars and in rates.

                                                                    Six Months Ended June 30,
                                              ---------------------------------------------------------------------
                                                             1993                                1992
                                              ---------------------------------    --------------------------------
                                               Average       Yield/                Average       Yield/
                                               Balance        Rate     Interest    Balance        Rate     Interest
                                              --------       ------    --------    -------       ------    --------
                                                                     (Dollars in thousands)
ASSETS:
Interest-earning assets:
    Loans(1)                                  $224,024        8.06%    $ 8,959    $229,259        9.11%    $10,358
    Investment securities(2)                    40,362        5.76%      1,153      45,063        7.31%      1,634
    Interest bearing deposits in other banks     4,885        1.03%         25       1,318        2.30%         15
    Federal funds sold                           4,964        3.29%         81       5,525        3.87%        106
                                              --------                 -------    --------                 -------
        Total interest-earning assets          274,235        7.51%     10,218     281,165        8.69%     12,113

Allowance for possible credit losses            (4,243)                             (3,291)
Nonearning assets:
    Cash and due from banks                     19,902                              20,088
    Nonaccrual loans                             7,134                               5,531
    Premises and equipment, net                  3,737                               3,819
    Other assets                                 7,116                               7,213
                                              --------                            --------
        Total average assets                  $307,881                            $314,525
                                              ========                            ========

LIABILITIES AND SHAREHOLDERS' EQUITY:
Interest-bearing liabilities:
    Savings and interest-bearing
        transaction accounts                  $132,718        2.75%    $ 1,811    $132,126        3.97%     $2,600
    Certificates of deposit, under $100,000     49,402        4.98%      1,220      55,754        6.14%      1,697
    Certificates of deposit, $100,000 or over   32,407        3.50%        562      43,353        4.72%      1,015
    Federal funds purchased                        452        3.12%          7         240        4.20%          5
    Other borrowings                            18,623        6.55%        605       4,261        7.05%        149
                                              --------                 -------    --------                 -------
        Total interest-bearing liabilities     233,602        3.63%      4,205     235,734        4.68%      5,466

Noninterest-bearing liabilities:
    Transaction accounts                        53,661                              55,327
    Other liabilities                            1,370                               2,959
                                              --------                            --------
        Total liabilities                      288,633                             294,020

Shareholders' equity:
    Common stock                                 3,879                               3,877
    Surplus                                     11,001                              10,994
    Retained earnings                            4,368                               5,634
                                              --------                            --------
        Total shareholders' equity              19,248                              20,505
                                              --------                            --------

        Total liabilities and
        shareholders' equity                  $307,881                            $314,525
                                              ========                            ========

Net interest income                                                    $ 6,013                             $ 6,647
                                                                       =======                             =======

Interest income as a percentage
    of average earning assets                                 7.51%    $10,218                    8.69%    $12,113
Interest expense as a percentage
    of average earning assets                                 3.09%      4,205                    3.92%      5,466
                                                                        ------                             -------

Net interest margin                                           4.42%    $ 6,013                    4.77%     $6,647
                                                                       =======                             =======

(1) Amount excludes nonaccrual loans.
(2) Applicable nontaxable securities yields have not been calculated on a taxable-equivalent basis because they are not significant.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NET INTEREST INCOME (CONT'D)

A changing interest rate environment can have a significant impact on the Bank's net interest margin as measured against average earning assets and its interest rate spread. Management monitors its net interest margin by repricing its loan and deposit products after giving effect to such factors as competition in the market place and expected maturities in the loan, investment and deposit portfolios.


OTHER INCOME

Total other income increased $406,000 (25.0%) for the six months ended June 30, 1993. This increase resulted principally from gains on sales of investment securities during 1993 totaling $227,000, while no securities were sold during the same period of 1992. Also, during 1993, while total mortgage loans sold into the secondary market declined by $1,314,000 (18.6%) compared to the same period of 1992, gains from the sale of mortgage loans increased by $126,000. Total other income for the period other than gains from sales of investment securities increased by $179,000, or 11.0%.

Total other income increased $82,000 (10.0%) for the three months ended June 30, 1993. This increase was comprised of a decrease in service charges of $69,000 (10.1%), which was offset by an increase in total other income by $155,000 (117.4%).


OTHER EXPENSE

Total other expense for the six months ended June 30, 1993 increased $259,000 (3.2%) when compared to the same period of 1992, and decreased by $222,000 (5.7%) for the three months ended June 30, 1993 compared to the same period of 1992. During the first quarter of 1993, Liberty retired early approximately $12 million of borrowings from the Federal Home Loan Bank of Seattle. In connection with this early retirement, the Bank was required to pay an approximate $499,000 prepayment penalty which was recorded as an other expense item. Except for the effect of the FHLB debt prepayment penalty, other expense for the six month period ended June 30, 1993 would reflect a decline of $240,000 (3.0%) from the same period of 1992.

The decline in other expenses during 1993, exclusive of the item mentioned above, has been the result of management's concerted effort to control costs through employee attrition, restructuring and consolidation of operating functions, and placing stricter budgetary controls on expenses.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

Total interest-earning assets declined by $26,836,000 (8.9%) and total interest-bearing liabilities decreased by 25,913,000 (8.6%), between December 31, 1992, and June 30, 1993. These changes reflect weak loan demand resulting from the Hawaiian recession and the Bank's increased loan interest rates relative to market conditions which both had the effect of decreasing the volume of new loans funded, a situation that the Bank took advantage of by decreasing its' high cost funding sources in an effort to improve the Bank's relative cost of funds. While these moves caused the Bank's asset base to shrink, it improved the Bank's liquidity and capital positions.


LOAN PORTFOLIO

Liberty concentrates its lending activities in four areas: commercial, financial and agricultural; real estate-construction; real estate-mortgage; and installment loans. Interest rates charged by the Bank vary with the degree of risk, the size and maturity of the loan, the borrowers' depository relationships with the Bank, and prevailing market rates. No loan concentrations exceeding 10% of total loans were not otherwise disclosed in "Notes to Unaudited Consolidated Financial Statements".

The Bank has collateral management policies in place so that collateral lending of all types is on a basis which it believes is consistent with regulatory lending standards. Valuation analyses are utilized to take into consideration the potentially adverse economic conditions under which liquidation of collateral could occur. It is generally Liberty's policy to fully collateralize all loans with loan to value ratios determined on an individual loan basis taking into account the financial stability of each borrower and the value and type of the collateral. In addition to real estate, other collateral accepted as security against loans includes deposits, securities, accounts receivable, inventories, equipment and other assets.


COMMERCIAL, FINANCIAL AND AGRICULTURAL LOANS

Liberty's commercial, financial and agribusiness loans, referred to herein as commercial loans, totalled 21.3% and 21.4% of total loans at June 30, 1993 and December 31, 1992, respectively. Commercial loans consist primarily of short to medium-term financing for small to medium-sized businesses and professionals. Commercial loans are diversified as to industries and types of businesses, with no material industry concentrations and have a profile which the Bank believes generally reflects the economy of the Hawaiian islands. The primary source of loan repayment is the cash flows from the commercial businesses, with collateral taken as a secondary source of repayment in an abundance of caution. Loan-to-value ratios generally range from approximately 40% to 80%, depending on the nature of the collateral.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


REAL ESTATE - CONSTRUCTION LOANS

Real estate-construction loans are primarily for the construction of residential housing. These loans totaled less than 1% of the total loan portfolio at June 30, 1993 and December 31, 1992, respectively. Loan-to-value ratios generally depend on the nature of the collateral, ranging from less than 65% for land acquisition, to less than 80% for single-family individual-borrower construction loans.


REAL ESTATE - MORTGAGE LOANS

Liberty's real estate-mortgage loans, referred to herein as mortgage loans, totaled 74.2% and 73.0% of total loans at June 30, 1993 and December 31, 1992. Over 90% of the Bank's mortgage loans are secured by 1-4 family residential properties. Included in this category are home equity loans, home equity lines of credit as well as first mortgages on residential properties. These loans have loan-to-appraised-values of between 70% and 90%, depending upon the underlying collateral and the intended use of funds. The remaining portion of the portfolio is comprised of nonfarm, nonresidential commercial properties which constitute "mini-perm" (medium-term) commercial real estate mortgages with maturities generally ranging from five to seven years.

Real estate-mortgage and construction lending contain potential risks which are not inherent in other types of commercial lending. These potential risks include declines in market values of underlying real property collateral and, with respect to construction lending, delays or cost overruns, which could expose the Bank to loss. In addition, risks in commercial real estate lending include declines in commercial real estate values and general economic conditions. Because the Bank lends primarily within its market area, the real property collateral for its loans is similarly concentrated, rather than diversified over a broader geographic area. The Bank could therefore be adversely affected by a decline in real estate values on the island of Oahu, Hawaii, even if real estate values elsewhere in Hawaii generally remain stable or increase.


INSTALLMENT LOANS

Installment loans aggregated 4.5% and 5.7% of total loans at June 30, 1993 and December 31, 1992. Included in this loan category are home improvement loans, recreational vehicle loans, and automobile loans. Loans-to-appraised-values range from up to 80% for home equity lines, up to 90% for home improvement loans, and up to 100% for recreational vehicle and automobile loans.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


CREDIT RISK MANAGEMENT

Management believes that the objective of a sound credit policy is to extend quality loans on a diversified basis to customers while controlling risks affecting shareholders and depositors. Both Management and the Board of Directors approve credit policy and review asset quality and compliance with credit policy. Liberty maintains a loan review staff as part of its internal audit function which examines the loan portfolios of the Bank for compliance with established standards. Executive management, senior lending officers and senior credit officers also perform reviews of loan quality and monitor on a periodic basis the progress of watch list loans requiring an action plan for rehabilitation or refinancing. In addition, credit underwriting guidelines are periodically reviewed and adjusted to reflect current economic conditions.

Liberty places a loan on nonaccrual status when one of the following events occurs: any installment of principal or interest is 90 days past due (unless well-secured and in the process of collection); management determines the ultimate collection of principal or interest on a loan to be unlikely; management deems a loan to be an in-substance foreclosure resulting from the Bank taking legal possession of the underlying collateral; or the terms of a loan have been renegotiated to less than market rates due to a serious weakening of the borrower's financial condition.

With respect to the Bank's policy of placing loans 90 days or more past due on nonaccrual status, unless the loan is well-secured and in the process of collection as determined by management, a loan is considered in the process of collection if, based on a probable specific event, management expects that the loan will be repaid or brought current. When a loan is placed on nonaccrual status, the Bank's general policy is to reverse and charge against current income previously accrued but unpaid interest. Income on such loans is subsequently recognized only to the extent that cash is received and the future collection of principal is probable. Loans for which collectibility of the principal balance or interest is considered to be doubtful by management are placed on nonaccrual status prior to becoming 90 days delinquent.

Loans that are deemed in-substance foreclosures, which includes only those loans where the Bank has taken legal possession of the underlying real estate collateral, are classified as "OREO" on Liberty's financial statements. In such situations, the secured loan is reclassified on the balance sheet at the lesser of the fair market value of the underlying collateral, less selling expenses, or the recorded amount of the loan.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CREDIT RISK MANAGEMENT (CONT'D)

Liberty values its OREO properties at their estimated fair values, less selling expenses, based on appraisals generally performed at the time the property is acquired. Management's objective is to dispose of these properties in an expeditious time-frame in an effort to minimize holding costs, which may result in the Bank realizing less than book value. Due to possible variations in real estate values, management can give no assurance that the carried values of OREO properties will ultimately be realized upon disposition.


NONPERFORMING ASSETS

The table below sets forth information about nonperforming assets and accruing past due loans of thirty days or greater:


                         June 30,                December 31,
                         --------  --------------------------------------------
                           1993     1992      1991      1990     1989     1988
                         -------   -------   -------   ------   ------   ------
                                               (In thousands)

Nonaccrual loans         $ 6,910   $ 7,282   $ 5,590   $6,109   $1,256   $  706
OREO                       1,051       701       620        -        -        -
                         -------   -------   -------   ------   ------   ------
Total nonperforming
 assets                  $ 7,961   $ 7,983   $ 6,210   $6,109   $1,256   $  706
                         =======   =======   =======   ======   ======   ======
Loans past due 30 days
 and still accruing
 interest                $ 2,461   $ 7,242   $ 6,066   $2,261   $6,422   $3,820
                         =======   =======   =======   ======   ======   ======
Total nonperforming
 assets and past due
 loans                   $10,422   $15,225   $12,276   $8,370   $7,678   $4,526
                         =======   =======   =======   ======   ======   ======
Total nonperforming
 assets to total loans     3.53%     3.39%     2.72%    2.78%    0.65%    0.38%
                         =======   =======   =======   ======   ======   ======
Total nonperforming
 assets and past due
 loans to total loans      4.63%     6.47%     5.37%    3.81%    4.00%    2.43%
                         =======   =======   =======   ======   ======   ======

At June 30, 1993, nonperforming assets consisted principally of four large nonaccrual loans. All four credits are relatively well secured by commercial and/or residential properties and are in various stages of collection, workout or litigation. At June 30, 1993, OREO consisted principally of two properties.

While total loans past due 30 days and still accruing interest at June 30, 1993 totaled approximately $2.6 million, only approximately $348,000 represented loans which were past due 90 days or greater.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ALLOWANCE FOR POSSIBLE CREDIT LOSSES

Management's determination of the allowance for possible credit losses requires the use of estimates and assumptions related to the risks inherent in the loan portfolio which management believes are reasonable. Actual results could, however, differ significantly from those estimates. Estimates that are particularly susceptible to significant fluctuation relate to the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans because in those circumstances management revalues the asset to the lower of cost or fair value less selling expenses. In connection with the determination of the allowance for possible credit losses and the valuation of OREO, management generally obtains independent appraisals for significant properties. Management believes its current appraisal policies generally conform to federal regulatory guidelines.

An evaluation of the overall quality of the portfolio is performed to determine the necessary level of the allowance for possible credit losses. This evaluation takes into consideration the classification of loans and the application of loss estimates to these classifications. Liberty designates loans as pass, special mention, substandard, doubtful, or loss based on classification criteria believed by management to be consistent with the criteria applied by the Bank's banking examiners. These classifications and loss estimates take into consideration all sources of repayment, underlying collateral, the value of such collateral, and current and anticipated economic conditions, trends and uncertainties. These processes provide management with data that help to identify and estimate the credit risk inherent in the portfolio so that management may identify potential problem loans on a timely basis. The allowance for possible credit losses reflects the result of these estimates.

The provision for possible credit losses for the six and three months ended June 30, 1993, respectively, of $180,000 and $90,000 reflect, in part, management's continuing concern for the slow recovery of Hawaii's economy which is resultant of the bursting of the "economic bubble" in Japan and continuing recession in California, the two most significant sources of tourism and trade for the state of Hawaii. During the fourth quarter of 1992 management provided a provision for credit losses in the amount of $1,515,000 which reflected management's determination as to the effect that the State's ongoing recession could have on the Bank's ability to collect certain outstanding credits.

Based on information available at June 30, 1993, management believes the $4,355,000 allowance for possible credit losses, which constituted 1.93% of total loans, to be adequate as an allowance against foreseeable loan losses.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


ALLOWANCE FOR POSSIBLE CREDIT LOSSES (CONT'D)

While management uses all available information to recognize losses on loans and OREO, future additions to the allowance may be necessary based on changes in economic conditions and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for possible credit losses on loans and OREO. Such agencies may require the Bank to recognize additions to the allowances based on their judgments of information available to them at the time of their examination.


CAPITAL RESOURCES

The Bank is subject to FDIC regulations governing capital adequacy.

     RISK-BASED CAPITAL GUIDELINES

     The FDIC regulations define capital in terms of "core capital elements" (comprising Tier 1 capital) and "supplemental capital elements" (comprising Tier 2 capital). Tier 1 capital is generally defined as the sum of the core capital elements less goodwill. Risk-based capital ratios are calculated with reference to risk-weighted assets, including both on and off-balance sheet exposures, which are multiplied by certain risk weights assigned by the FDIC to those assets. Nonmember banks, such as the Bank, are required to maintain a minimum ratio of qualifying total capital to risk-weighted assets of eight percent (8%), at least one-half of which must be in the form of Tier 1 capital.

     LEVERAGE CAPITAL GUIDELINES

     The FDIC has established a minimum leverage ratio of three percent (3%) Tier 1 capital to total assets for nonmember banks that have received the highest composite regulatory rating and are not anticipating or experiencing any significant growth. All other institutions will be required to maintain a leverage ratio of at least 100 to 200 basis points above the three percent (3%) minimum.

Set forth below are the Bank's risk based and leverage capital ratios as of June 30, 1993 and December 31, 1992:

                                       Liberty Ratios      Minimum
                                     June 30,  Dec. 31,    Capital
                                      1993        1992      Ratios
                                   ----------  ----------  --------
Capital ratios:
  Total risk-based capital ratio       10.56%      10.34%     8.00%
  Tier 1 capital to risk-
   weighted assets                      9.30        8.63      4.00
  Leverage ratio (1)                    6.47        5.74      3.00

     (1) Tier 1 capital as a percentage of period end total assets, less intangibles not included in Tier 1 capital.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL POSITION AND RESULTS OF OPERATIONS


CAPITAL RESOURCES (CONT'D)

As required by FDICIA, the federal banking agencies have solicited comments on a proposed method of incorporating an interest rate risk component into the current risk-based capital guidelines, with the goal of ensuring that institutions with high levels of interest rate risk have sufficient capital to cover their exposures. Interest rate risk is the risk that changes in market interest rates might adversely affect a bank's financial condition. Under the proposal, interest rate risk exposures would be quantified by weighing assets, liabilities and off-balance sheet items by risk factors which approximate sensitivity to interest rate fluctuations. Institutions identified as having an interest rate risk exposure greater than a defined threshold would be required to allocate additional capital to support this higher risk. Higher individual capital allocations would be required by bank regulators based on supervisory concerns.

As the federal banking agencies have solicited comments on this proposal but have not yet proposed regulations to implement any interest rate risk component into the risk-based capital guidelines, the ultimate impact on the Bank of final regulation in this area cannot be predicted at this time.

The primary reason for the increase in Liberty's capital ratios between year end 1992 and June 30, 1993 reflects the decline in total assets of the Bank during this time period. The improvement in these ratios resulted from the Bank's plan to improve liquidity and reduce its reliance on high cost and high volatility funds. This was principally the result of weak loan demand brought about by the recession in Hawaii resulting from the recessions in both Japan and California, Hawaii's two biggest sources of tourism. This condition also allowed the Bank to prepay certain Federal Home Loan Bank borrowings. The Bank's capital ratios exceed the minimum regulatory guidelines.


LIQUIDITY MANAGEMENT

Liquidity management requires that sufficient cash be available at all times to meet financial commitments. The Bank's need for liquidity arises principally from loan funding requirements, as well as maturities of short-term money market accounts, time certificates of deposit, and other deposit withdrawals.

Liberty maintains significant amounts of cash and marketable securities to cover liquidity needs. Liquid assets, exclusive of pledged securities totaling $30,941,000 and $41,698,000 constituted 13.96% and 16.35% of net deposits at
June 30, 1993 and December 31, 1992, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL POSITION AND RESULTS OF OPERATIONS

LIQUIDITY MANAGEMENT (CONT'D)

Liberty, in order to provide for loan funding requirements, as well as seasonal or unexpected fluctuations in its deposit base, has a line of credit with the Federal Home Loan Bank of Seattle. This line allows the Bank funds equivalent to 10% of its total assets. The Bank has pledged qualifying assets equivalent to 120% of the available line. At June 30, 1993, total funds available to borrow under the line approximated $30 million, of which $10,772,000 was utilized. At December 31, 1992 total funds available under the line approximated $32 million, of which $23,805,000 was utilized. On an overall basis, management believes liquidity is adequate.


ASSET AND LIABILITY MANAGEMENT

The primary function of asset/liability management is to assure adequate liquidity and maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities. The Bank's policy has been to maintain an adequate liquidity position which, in addition to cash and cash equivalents, relies on cash inflows principally from earned interest, repayments of principal on loans and investments, and collections from deposits. The Bank's principal cash outflows are for loan origination, purchases of investment securities and payment of operating expenses.

Asset/liability management seeks to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates. The difference between the amount of assets and liabilities that are repricing in various time frames is called the "Gap". Generally, if repricing assets exceed repricing liabilities in a given time period, the Bank would be "asset sensitive", or if repricing liabilities exceed repricing assets, the Bank would be "liability sensitive".

Based upon the following repricing schedule, at June 30, 1993, the Bank was "asset sensitive" with respect to interest-earning assets and liabilities repricing within one year. However, because approximately $89 million of interest-bearing liabilities in excess of interest-earning assets reprice immediately, management expects that, in the short-term, in a declining rate environment, the Bank's net interest margin would be expected to increase as liabilities generally reprice more quickly than assets, and in an increasing rate environment the Bank's net interest margin would tend to decline. The Bank manages its interest rate risk by emphasizing loan products which have variable interest rates and deposit products which are short-term in duration. The Bank's asset/liability policy seeks to maintain a cumulative ratio of rate sensitive assets to rate sensitive liabilities of between .80% and 1.2% in a twelve month time horizon. The projected rates between July 1, 1993 and June 30, 1994 are a high of 1.76% and a low of .64%.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ASSET AND LIABILITY MANAGEMENT (C0NT'D)

The following table sets forth the interest rate sensitivity of the Bank's interest earning assets and interest-bearing liabilities at June 30, 1993, the interest rate sensitivity gap, the cumulative interest rate sensitivity gap and the cumulative interest rate sensitivity gap ratio.


                                                                    June 30, 1993
                                       -----------------------------------------------------------------------------
                                                       Next Day    After Three    After One
                                                       But With-    Months But     Year But      After
                                                       in Three     Within 12    Within Five     Five
                                       Immediately       Months       Months        Years        Years        Total
                                       -----------     --------    -----------   -----------     -----     ----------
                                                                    (In thousands)

Interest Rate Sensitivity Gap:
Loans (1)                                $  30,997     $  73,459     $  79,035       $24,101     $10,829    $ 218,421
Investment securities (2)                        -         7,701        12,032        10,878         932       31,543
Other short-term investment
 securities                                 12,374         3,000             -             -           -       15,374
                                         ---------     ---------     ---------       -------     -------    ---------
  Total interest-earning assets          $  43,371     $  84,160     $  91,067       $34,979     $11,761    $ 265,338
                                         =========     =========     =========       =======     =======    =========

Interest-bearing transaction accounts    $  31,368     $       -     $       -       $     -     $     -    $  31,368
Savings accounts                           101,499             -             -             -           -      101,499
Certificates of deposit                          -        22,893        37,284        15,671       2,433       78,281
FHLB advances                                    -           174         8,026         2,572           -       10,772
                                         ---------     ---------     ---------       -------     -------    ---------
  Total interest-bearing liabilities     $ 132,867     $  23,067     $  45,310       $18,243     $ 2,433    $ 221,920
                                         =========     =========     =========       =======     =======    =========

  Interest rate sensitivity gap           ($89,496)    $  61,093     $  45,757       $16,736     $ 9,328    $  43,418
                                         =========     =========     =========       =======     =======    =========

  Cumulative gap                          ($89,496)     ($28,403)     $ 17,354       $34,090     $43,418
                                         =========     =========     =========       =======     =======

  Cumulative gap percentage to
    earning assets at
    September 30, 1993                      -33.73%      -10.70%         6.54%        12.85%      16.36%
                                          =========     =========     =========       =======     =======


(1) Excludes nonaccrual loans of $6,910,000.
(2) Excludes Federal Home Loan Bank Stock of $2,328,000.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EFFECT OF CHANGING PRICES

The majority of assets and liabilities of a financial institution are monetary in nature and, therefore, differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on growth of total assets in the banking industry and the resulting need to increase equity capital in order to maintain an appropriate equity-to-assets ratio. An important effect of this has been the reduction in the proportion of earnings paid out as dividends by some banking organizations. Another significant effect of inflation is on other expenses, which tend to rise during periods of general inflation.


REGULATORY ACTIONS

On October 5, 1992, the Board of Directors of the Bank entered into an informal Memorandum of Understanding with the Regional Directors, Federal Deposit Insurance Corporation, and the Commissioner, Division of Financial Institutions, State of Hawaii, with regard to various aspects of the Bank's operations and condition.

This agreement requires the Bank to: fill certain senior management positions; increase staffing in its loan review function; reduce its classified assets to mutually agreeable levels within a prescribed time frame; revise its loan policies and procedures; develop a capital maintenance plan; develop a five year strategic plan; and develop a plan to control overhead expenses. The FDIC has instituted limitations on the Bank's ability to distribute dividends to its shareholders, and requires the Bank to seek approval of the FDIC prior to hiring members of senior management.

                                 LIBERTY BANK


ITEM 6. EXHIBITS AND REPORTS ON FORM F-3

(a)  The following exhibits are attached hereto and furnished with this Report:

                                                  Page of
     Exhibit                                      Sequential
     Designation       Description of Exhibit     Numbering
     -----------       ----------------------     ----------
                                None

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                  LIBERTY BANK




Date: January 12, 1994         By: MARK E. BUCHMAN
     -----------------             -----------------------------
                                    Mark E. Buchman
                                    President and
                                    Chief Executive Officer
                                    (Principal Executive Officer)


Date: Janaury 12, 1994         By: ARVIND A. MENON
     -----------------             ------------------------------
                                    Arvind A. Menon
                                    Senior Vice President
                                    (Principal Financial and
                                     Accounting Officer)